

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Adam Kotkin
Chief Executive Officer
Apps Genius Corp.
157 Broad Street, Suite 109-C
Red Bank, NJ 07701

Re: Apps Genius Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 27, 2011
File No. 333-175673

Dear Mr. Kotkin:

We have reviewed your amended filing and the related response letter dated September 27, 2011 and have the following comment. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2011.

General

1.   We note the January 31, 2011 engagement letter between Apps Genius Corp. and CFO Oncall, Inc. filed as Exhibit 10.6 to your amended filing. Please revise your document to include appropriate risk factor disclosure discussing any potential conflicts of interests that may arise as a result of your chief financial officer also serving as the chief executive officer of CFO Oncall. In the alternative, provide us with a detailed analysis regarding the consideration you gave to including risk factor disclosure and how you determined that such risk factor disclosure is not warranted.

Please contact Ryan Houseal at (202) 551-3105 or me at (202) 551-3457 with any questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Eric Stein, Esq.
       Anslow & Jaclin, LLP